BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York  10286

January 27, 2021

BNY Mellon Investment Funds I

240 Greenwich Street
New York, New York  10286

Re:       Expense Limitation

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Small Cap Growth Fund (the "Fund"), a series of BNY Mellon Investments Funds I (the "Company"), as follows:

Until February 1, 2022, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of neither class (excluding taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.00%.  On or after February 1, 2022, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Trustees of the Company and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to February 1, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

                                                                        BNY MELLON INVESTMENT ADVISER, INC.

                                                                        By: /s/ James Bitetto
                                           James Bitetto

                                                                               Secretary

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS I

On Behalf of BNY Mellon Small Cap Growth Fund

By: /s/ James Windels

       James Windels

       Treasurer